2723 S. State Street
Ann Arbor, Michigan 48104
(734) 214-3700

October 29, 2010

Mr. Michael R. Clampitt
Mr. Matt McNair
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	United Bancorp, Inc. Registration Statement on Form S-1 Filed October 1, 2010 File No. 333-169717

This letter provides United Bancorp, Inc.'s (the "Company") response to the Commission staff letter, dated October 28, 2010 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form S-1 filed October 1, 2010

General

Comment 1:

Please revise to include a recent developments section that discusses the current status of your MOU as well as all material actions you have taken in response to the MOU.

Response:

The Company will add a new third paragraph under "Prospectus Summary - Capital Needs" as follows:

The Company believes that, as of the date of this prospectus, it is in compliance in all material respects with all of the requirements of the MOU, other than the minimum Tier 1 capital ratio requirement. The Company is conducting this offering, in part, to

Mr. Michael R. Clampitt
Mr. Matt McNair
October 29, 2010

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bring the Bank into compliance with the capital requirements of the MOU.

Comment 2:

Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

Response:

The Company will provide the staff with the requested letter from FINRA prior to the effectiveness of the registration statement.

Comment 3:

Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company notes, and will comply with, the updating requirements of Rule 3-12 of Regulation S-X.

Comment 4:

Please file all missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.

Response:

The Company currently anticipates filing a form of the proposed underwriting agreement (Exhibit 1.1) with the next amendment to the registration statement. The opinion of Warner, Norcross & Judd LLP (Exhibit 5) and related consent (Exhibit 23.2) will be included with a pre-effective amendment to the registration statement to be filed at the time the amount of shares proposed to be offered has been determined.

Mr. Michael R. Clampitt
Mr. Matt McNair
October 29, 2010

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Prospectus Cover Page

Comment 5:

Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to acceleration of effectiveness of the registration statement. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Response:

The Company will revise the prospectus cover page to disclose the number of shares being offered in the offering and the remainder of the prospectus accordingly prior to acceleration of the effectiveness of the registration statement.

Risk Factors

Our allowance for loan losses may not be adequate . . . . page 16

Comment 6:

Please revise to disclose your allowance for loan losses as of September 30, 2010, December 31, 2009 and September 30, 2009. Please also revise to disclose the percentage of allowance for loan losses to total nonperforming loans as of those dates.

Response:

The Company will include the following revised risk factor in its next amendment to the registration statement:

We maintain an allowance for loan losses to cover probable incurred loan losses. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectibility of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of

Mr. Michael R. Clampitt
Mr. Matt McNair
October 29, 2010

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the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. In addition, bank regulatory agencies periodically review the Company's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different from those of management. Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

As of September 30, 2010, December 31, 2009 and September 30, 2009, our allowance for loan losses was $23,491,000, $20,020,000 and $26,003,000, respectively. As of the same dates, the ratio of our allowance for loan losses to total nonperforming loans was 79.3%, 63.2% 77.1%, respectively. Nonperforming loans include nonaccrual loans and accruing loans past due 90 days or more and exclude accruing restructured loans. As of the same dates, total accruing restructured loans were $17,244,000, $15,584,000 and $15,057,000, respectively.

Comment 7:

Please revise to disclose the aggregate amount of loans the terms of which have been extended but that are not considered nonperforming or troubled debt restructurings.

Response:

Please see the Company's response to Comment 6 above.

Mr. Michael R. Clampitt
Mr. Matt McNair
October 29, 2010

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We are not in compliance with the terms our MOU . . . . page 19

Comment 8:

We note the disclosure that you were not in compliance with the minimum Tier 1 capital ratio required by the MOU at June 30, 2010. Please revise to disclose your Tier 1 capital ratio as of June 30, 2010 and September 30, 2010.

Response:

The Company will include the following revised risk factor in its next amendment to the registration statement:

Under the terms of the MOU that we entered into with the FDIC and OFIR, the Bank is required to have and maintain its Tier 1 capital ratio at a minimum of 9% within six months from the date of the MOU and for the duration of the MOU and its total risk-based capital ratio at a minimum of 12% for the duration of the MOU. At September 30, 2010, the Bank was not in compliance with the minimum Tier 1 capital ratio required by the MOU. At September 30, 2010 and June 30, 2010, the Bank's Tier 1 capital ratio was 8.3% and 7.8%, respectively. Failure to comply with the terms of the MOU could result in enforcement orders or penalties from our regulators, under the terms of which we could, among other things, become subject to restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such enforcement action could have a material negative effect on our business, operations, financial condition, results of operations or the value of our common stock.

Mr. Michael R. Clampitt
Mr. Matt McNair
October 29, 2010

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Acknowledgment

                    The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of a effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Assuming that the proposed responses to the staff's comments set forth above are satisfactory, the Company proposes to file an amendment to the registration statement within the next week incorporating these responses and updating the financial information in the registration statement through the period ended September 30, 2010.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Chief Financial Officer

cc:	Gordon R. Lewis Warner Norcross &Judd LLP